NEWS RELEASE

FOR IMMEDIATE RELEASE: August 6, 2003

RITCHIE BROS. AUCTIONEERS REPORTS RECORD RESULTS FOR
PERIOD ENDED JUNE 30, 2003 AND DECLARES FIRST DIVIDEND

VANCOUVER, BRITISH COLUMBIA – Ritchie Bros. Auctioneers Incorporated (NYSE:RBA) today announced its results for the quarter and six months ended June 30, 2003. The Company’s net earnings for the first half of 2003 were $21.9 million, or $1.29 per diluted weighted-average share, compared to $16.1 million, or $0.95 per diluted weighted-average share, in the first half of 2002. The Company also announced the declaration of its initial quarterly cash dividend of $0.15 per share. All amounts are presented in United States dollars.

Gross auction sales for the six months ended June 30, 2003 were $804.5 million, 14% higher than the gross auction sales reported for the first half of 2002. Auction revenues in the first half of 2003 were $84.0 million, an increase of 23% over the same period in the prior year. Auction revenues as a percentage of gross auction sales were 10.45% for the first half of 2003 compared to 9.64% in the first six months of 2002.

During the six-month period ended June 30, 2003, Ritchie Bros. sold almost 83,000 lots for approximately 11,800 consignors at 69 industrial auctions attracting over 91,400 registered bidders, all significant increases over the first six months of the prior year. In addition, the Company’s APA Agricultural Division conducted 23 agricultural auctions in the first six months of 2003.

Gross auction sales for the quarter ended June 30, 2003 were $463.0 million, generating auction revenues of $47.7 million and net earnings of $13.1 million or $0.77 per diluted share. During the second quarter of 2003 the Company recorded the highest quarterly gross auction sales and auction revenues in the Company’s 40-year history.

Commenting on the success to date in 2003, David E. Ritchie, Chairman and CEO of the Company, stated, “I am very pleased with our record-breaking performance in the first half of this year. Despite an economic climate that has proven challenging for many industries, our results demonstrate the benefits of our business model and in particular the diversification we achieve by participating in many industries and many regions around the world. In addition, the farm auctions held by our APA Agricultural Division have provided us with an additional source of revenue and growth potential.”

Randall J. Wall, the Company’s President and COO added: “We are pleased that our investments in people, facilities, and infrastructure have helped us to deliver strong earnings to our shareholders and we remain focused on continuing to execute our growth strategy, with an eye to creating further value for our customers and shareholders.”

During the first six months of 2003, bidders participating in Ritchie Bros. auctions using the Company’s rbauctionBid-Live Internet bidding service purchased over $77 million worth of trucks and equipment, bringing cumulative total purchases using this system (which was launched in the first quarter of 2002) to over $150 million.

The Board of Directors today announced the declaration of a quarterly cash dividend of $0.15 per common share payable on October 3, 2003 to shareholders of record on September 5, 2003. Regarding the dividend declaration, Mr. Ritchie noted, “Our Board remains committed to reinvesting in the business; however, given the foundation we currently have in place, we believe we can achieve our growth targets and still return funds to our shareholders. We feel it is appropriate at this time to commence a program of paying regular quarterly dividends.”

Gross auction sales represents the aggregate selling prices of all items sold at auction during the period but is not a measure of revenue and is not presented in the Company’s consolidated financial statements. Auction revenues represent the revenue earned by the Company related to items sold at auction and consist primarily of the commissions earned and the net profit or loss on the sale of equipment purchased by Ritchie Bros. The Company provides gross auction sales data because it believes this measure better portrays the Company’s sales efforts and that auction revenues and other financial measures are best understood by considering their relationships to gross auction sales.

About Ritchie Bros.

Ritchie Bros. is the world’s largest auctioneer of industrial equipment, operating through over 90 locations in more than 20 countries around the world. The Company sells, through unreserved public auctions, a broad range of used and unused industrial equipment including equipment utilized in the construction, transportation, mining, forestry, petroleum, marine and agricultural industries. Ritchie Bros. maintains a website at www.rbauction.com.

Conference Call

Ritchie Bros. is hosting a conference call to discuss its financial results for the quarter and six months ended June 30, 2003 at 8:00am Pacific Time (11:00am Eastern Time) on August 6, 2003. To access a live broadcast of the conference call, please go to the Ritchie Bros. website http://www.rbauction.com, click on ‘About Ritchie Bros.’ and then click on ‘Investor Information’. Please go to the website at least fifteen minutes early to download and install any necessary audio software. A replay will be available on the website shortly after the call.

Discussion in this press release relating to future periods contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties, including, in particular, statements regarding anticipated results for future periods; the implementation of the Company’s growth strategy; the growth potential of the APA Agricultural Division; the creation of value for customers and shareholders; and the payment and amount of any future dividends. These risks and uncertainties include: the many factors that impact on the supply of and demand for used equipment; fluctuations in the market values of used equipment; periodic and seasonal variations in operating results; actions of competitors; the success of the Company’s Internet initiatives; and other risks and uncertainties as detailed from time to time in the Company’s SEC filings. Actual results may differ materially. The Company does not undertake any obligation to update the information contained herein, which speaks only as of this date.

Consolidated Statements of Earnings (USD thousands, except share and per share amounts) – unaudited

	Six months ended	Six months ended
	June 30, 2003	June 30, 2002

Gross auction sales	$804,454	$707,264

Auction revenues	$84,038	$68,181
Direct expenses	11,432	10,005

	72,606	58,176
Expenses
Depreciation	5,554	4,121
General and administrative	33,949	31,763

Earnings from operations	33,103	22,292
Other income (expenses)
Interest expense	(2,285)	(1,883)
Other income	447	1,392

Earnings before income taxes	31,265	21,801
Income taxes	9,371	5,663

Net earnings	$21,894	$16,138

Net earnings per share	$1.30	$0.96
Net earnings per share – diluted	$1.29	$0.95
Net earnings (excluding gain on sale of property in 2002 Q2)	$21,894	$15,338

Net earnings per share (excluding gain on sale of property)	$1.30	$0.91
Net earnings per share – diluted (excluding gain on sale of property)	$1.29	$0.91
Weighted average shares outstanding	16,838,392	16,781,403
Diluted weighted average shares outstanding	16,988,340	16,899,152

Consolidated Statements of Earnings (USD thousands, except share and per share amounts) – unaudited

	Three months ended	Three months ended
	June 30, 2003	June 30, 2002

Gross auction sales	$462,979	$414,056

Auction revenues	$47,657	$38,864
Direct expenses	6,782	6,096

	40,875	32,768
Expenses
Depreciation	2,908	2,170
General and administrative	17,274	15,741

Earnings from operations	20,693	14,857
Other income (expenses)
Interest expense	(1,377)	(948)
Other income	164	1,380

Earnings before income taxes	19,480	15,289
Income taxes	6,380	4,514

Net earnings	$13,100	$10,775

Net earnings per share	$0.78	$0.64
Net earnings per share – diluted	$0.77	$0.64
Net earnings (excluding gain on sale of property in 2002 Q2)	$13,100	$9,975

Net earnings per share (excluding gain on sale of property)	$0.78	$0.59
Net earnings per share – diluted (excluding gain on sale of property)	$0.77	$0.59
Weighted average shares outstanding	16,857,129	16,790,836
Diluted weighted average shares outstanding	17,024,064	16,924,003

Selected Balance Sheet Data (USD thousands)

	June 30, 2003	December 31, 2002

	(unaudited)
Current assets	$221,791	$87,869
Current liabilities	182,919	62,426

Working capital including cash	38,872	25,443
Total assets	481,355	329,136
Long-term debt	58,303	62,612
Total shareholders’ equity	234,545	199,374

Selected Operating Data (unaudited)

	Six months ended	Six months ended
	June 30, 2003	June 30, 2002

Auction revenues as percentage of gross auction sales	10.45%	9.64%
Number of consignors	11,752	10,506
Number of bidders	91,483	78,135
Number of buyers	28,160	25,330
Number of permanent auction sites	22	21
Number of regional auction units	7	5

For further information, please contact:
Bob Armstrong
VP – Finance
Phone:    604 273 2101
Fax:        604 273 2405
Email:    barmstrong@rbauction.com